Exhibit 21

Significant Subsidiaries

Name under
	State or other	which subsidiary
	jurisdiction of	conducts
Name of Subsidiary	incorporation	business
Innodata India Private Limited	India	Same
Innodata Knowledge Services, Inc.	Philippines	Same
Agility PR Solutions Canada Ltd.	Canada	Same
ESS Manufacturing Co. Inc.	Philippines	Same
Innodata Book Distribution Services Ltd.	Hong Kong	Same